Mail Stop 4561

November 26, 2008

Mr. Peter F. Sinisgalli
Chief Executive Officer,
        President and Director
Manhattan Associates Inc.
2300 Windy Ridge Parkway, Suite 1000
Atlanta, GA 30339

> **Re: Manhattan Associates Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 25, 2008**
> **Definitive Proxy Statement**
> **Filed April 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 6, 2008**
> **File No. 000-23999**

Dear Mr. Sinisgalli:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business, page 2

1.   We note your disclosures in this section indicating that you sell your products and services to countries in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22

Business Overview, page 23

2.   Please consider substantially revising your Business Overview to disclose
        management's perspective on and analysis of your business. The overview
        section should not simply provide a summary of the company's business, but
        should present an analysis of the business as seen through the eyes of
        management. It should highlight the most important event(s) currently and on a
        going-forward basis affecting the company, including known trends, demands and
        commitments that may impact future financial condition or operating
        performance. For additional guidance, refer to SEC Release No. 33-8350 (Dec.
        19, 2003).

Definitive Proxy Statement filed April 29, 2008

General

3.   In future filings incorporated by reference into the Form 10-K where there were
        no transactions with related persons, we suggest that you include an appropriate
        statement to this effect. Please see Exchange Act Rule 12b-13 in this regard.

Compensation Discussion and Analysis, page 10

4.   As you may be aware, the Division of Corporation Finance has made available
        Staff interpretations of Item 402 of Regulation S-K on the SEC website. Please
        see "Staff Observations in the Review of Executive Compensation Disclosure" at
        http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm and
        "Executive Compensation Disclosure: Observations on Year Two and a Look
        Forward to the Changing Landscape for 2009" at
        http://sec.gov/news/speech/2008/spch102108jww.htm. This guidance may be
        helpful as you review the comments set forth below, which should be given
        appropriate consideration when drafting future versions of your executive
        compensation and other related disclosure.

5.   Your disclosure on page 10 suggests that your compensation committee may have
        used information from other companies to determine compensation levels for your
        executive officers. Please clarify the precise nature of your benchmarking
        activities. If you benchmark either total or individual elements of compensation
        against comparable companies, identify these comparable companies. Also,
        clarify how you benchmark, such as whether you set a specific percentile or range

for total or individual compensation, and identify the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K.

6.   Please tell us what role, if any, your executive officers have in determining executive compensation. See Item 402(b)(2)(xv) of Regulation S-K. To the extent that the compensation committee consults with any of the executive officers in setting the compensation for any of the named executives, please identify the executives who are consulted, the executives whose compensation they have input upon—including their own—and the extent to which they are involved in this process.

7.   To the extent you correlate executives' base salaries and bonuses with achievement of annual individual objectives and corporate and individual performance, please discuss the specific items of individual and corporate performance you use to determine incentive payments and salaries and how you structure your incentive bonuses around such individual objectives and milestones. The extent to which the compensation committee can exercise or has exercised discretion with respect to bonus payments should also be discussed. Please see Item 402(b)(2)(vi) and (vii) of Regulation S-K. Please provide quantitative disclosure of all of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. See Instruction 4 to Item 402(b) of Regulation S-K.

8.   Please note that the Compensation Discussion and Analysis should capture material differences in compensation policies with respect to individual named executive officers in accordance with Section II.B.1 of Commission Release No. 33-8732A. You should provide a more detailed discussion of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than those relating to the other officers, discuss this on an individualized basis.

Base Salaries, page 10

9.   Your disclosure regarding how the compensation committee sets base salaries is extremely general. For example, you state that in determining base salaries, the compensation committee considers, in part, "the Company's past financial performance and future expectations, the performance of the executives, changes in the executives' responsibilities, and cost-of-living and other local geographic considerations." Please tell us more specifically how the compensation committee evaluated and weighed these factors in setting the base salaries for each of your executive officers in 2007. For example, please identify the company and individual performance criteria that were considered in setting each

officer's base salary for 2007. Please also discuss any changes in an executive's responsibilities that resulted in a change in that executive's base salary in 2007.

Incentive Bonuses, page 10

10. With respect to the incentive bonuses paid to your executive officers for 2007, please address how the compensation committee determined the specific bonuses paid to each named executive officer based upon the achievement or non-achievement of the relevant performance metrics. We would expect to see a more focused discussion of the extent to which target levels of performance goals were achieved and how achievement of the various corporate performance objectives resulted in specific payouts under the plan.

Equity Incentives, page 10

11. Although you provide general information regarding policies relating to your long-term equity compensation, your disclosure should also provide substantive analysis and insight into how the compensation committee determined the actual award amounts. With a view toward providing expanded disclosure in future filings, please tell us how the compensation committee determined the specific equity awards made to your named executive officers in 2007.

Employment Agreements, page 11

12. For each of your named executive officers, please quantify the estimated payments and benefits that would be provided in connection with termination or a change in control of the company. See Item 402(j)(2) of Regulation S-K and the Instruction 1 to Item 402(j).

13. We are unable to locate employment agreements for Messrs. Johar and Dabbiere. Please advise.

Form 10-Q For Fiscal Quarter Ended September 30, 2008

Item 4. Controls and Procedures, page 32

14. We note your statement that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please note that this comment also applies to the Forms 10-Q for the fiscal quarters ended March 31 and June 30, 2008.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Crispino at (202) 551-3456 if you have questions or, in his absence, please feel free to contact the undersigned at (202) 551-3457. If you require further assistance, please Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor